Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: May 12, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On May 12, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), published two announcements in connection with the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the documents described above (Exhibits I and II hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

MATERIAL FACT

APPROVAL OF THE CORPORATE REORGANIZATION

Banco Inter S.A. ("Inter" or the "Company"), in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporations Law") and CVM Resolution No. 44, of August 23, 2021, in continuity with the information disclosed in the Material Fact of April 15, 2022 and the notices to the market disclosed in April 20 e 29, May 4 e 6, 2022, announces to its shareholders and the market in general , that the corporate approvals to carry out the corporate reorganization of the Company (the "Corporate Reorganization") were obtained in the Extraordinary General Shareholders’ Meeting of the Company held on the date hereof (“Reorganization EGM”).

Holders of shares representing 64% of the Company’s outstanding shares participated of the Reorganization EGM. The Corporate Reorganization was approved by 85% of the shares entitled to vote present at the Reorganization EGM and 55% of the total shares issued by Inter entitled to vote on the Corporate Reorganization.

Also on the date hereof, the Corporate Reorganization was approved by the Extraordinary General Shareholders’ Meeting of Inter Holding Financeira S.A. (“HoldFin”).

The completion of the Corporate Reorganization is further subject to the fulfillment (or waiver, as the case may be) of the conditions listed below (the “Implementation Conditions"):

(i)	(a) No order suspending the the statement of effectiveness by the SEC; and (b) no commencement or threat of proceedings in this regard by the SEC;

(ii)	Fulfilment of all conditions precedent to the disbursement to HoldFin of a financing to be entered into with financial institutions of up to one billion one hundred and fifty million Brazilian Reais (R$1,150,000,000.00) to make the cash payment of the Redemption of the Redeemable PNs;

(iii)	Approval of the corporate documents of the Reorganization EGM by the Central Bank of Brazil.

In the Corporate Reorganization, for each six (6) common and/or preferred shares issued by Inter, one (1) redeemable preferred share issued by HoldFin shall be delivered, i.e., 0.16666666667 redeemable preferred share shall be delivered for each one (1) common or preferred share issued by Inter and, for each two (2) units of Inter, one (1) redeemable preferred share issued by HoldFin shall be delivered, subject to the adjustments provided for in the Protocol and Justification (the "Replacement Ratio").

Additional Information

The Company shall disclose, on the date hereof, notice to shareholders containing information regarding the exercise of the Right to Withdraw and of the Cash-Out Option (as defined in the Protocol and Justification) within the scope of the Corporate Reorganization, as well as the estimated schedule for completion of Corporate Reorganization.

Access to Information and Documents

Inter shall keep its shareholders and the market in general informed about the Corporate Reorganization, pursuant to applicable regulations.

Additional information may be obtained from Inter's Investor Relations Department, via e-mail ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, May 12, 2022.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer

EXHIBIT II

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

NOTICE TO SHAREHOLDERS

START OF THE PERIOD FOR THE EXERCISE OF THE RIGHT TO WITHDRAW AND THE CASH-OUT OPTION

Banco Inter S.A. ("Inter" or the "Company") announces to its shareholders, in addition to the information disclosed in the Material Fact notices of April 15, 2022, and of the date hereof, and in the notices to the market disclosed on April 20 and 29, and May 4 and 6, 2022, the following.

On the date hereof, the Extraordinary General Meeting of Inter was held (the "Reorganization EGM"), in the scope of which the Merger of Shares in the context of Inter's corporate reorganization was approved, pursuant to the "Protocol and Justification of the Merger by HoldFin of the Shares Issued by Inter", dated April 15, 2022, and amended on April 29, 2022 (the "Protocol and Justification"), entered into by the management of Inter, Inter Holding Financeira S.A., a company controlled by Inter Platform ("HoldFin”), and Inter & Co, Inc. (new name of Inter Platform, Inc.), a company incorporated under the laws of the jurisdiction of Cayman ("Inter & Co") and registered with the Securities and Exchange Commission (the "SEC") (the "Corporate Reorganization").

The Corporate Reorganization of Inter has as its objective the migration of its shareholding base to Inter Platform, with the listing of its shares on the stock exchange in the United States (Nasdaq), by means of: (i) the merger by HoldFin of all shares issued by Inter, at its book asset value (the "Merger of Shares"), resulting in the issuance, by HoldFin, in favor of Inter's common and preferred shareholders, of two classes of mandatorily redeemable preferred shares issued by HoldFin, observing that (a) one class shall be delivered to the shareholders that received the BDRs Option (as defined below) (the “PNA Shares") and (b) another class shall be delivered to the Eligible Shareholders (as defined below) that opted for the Cash-Out Option (as defined below) (the "PNB Shares" and, when referred to together with the PNA Shares, the “Redeemable PNs"); and (ii) on the same date, as a subsequent and interdependent act of the Merger of Shares, redemption of all the Redeemable PNs through the delivery, to Inter's Shareholders who come to be holders of Redeemable PNs (the "Redemption"), of: (a) Level I BDRs backed by Class A Shares (shares issued by Inter & Co granting their holders the right to one (1) vote per share, as described in the Protocol and Justification) issued by Inter Platform, listed on B3 (the “BDRs Option”) or (b) the amount of thirty-eight Brazilian Reais and seventy cents (R$38.70), corresponding to six times the economic value per Inter preferred and/or common share, which shall be subject to adjustment at the CDI rate from the date hereof until the date of effective payment (the “Cash-Out Option”) (the “Corporate Reorganization”).

The Cash-Out Option shall be available only to "Eligible Shareholders", meaning the shareholders of Inter that hold shares issued by it on April 15, 2022 (the "Cut-Off Date”) and limited to the number of shares owned by the Eligible Shareholders held on the Cut-Off Date (the "Share Quantity Limit"). Therefore, the Cash-Out Option shall not be available: (i) to Inter's shareholders other than the Eligible Shareholders; and (ii) for shares and/or units (a) acquired after the Cut-Off Date; and/or (b) in excess of the Share Quantity Limit. In such cases, the shareholder shall receive the BDR Option.

The Cash-Out Option shall be limited to one billion, one hundred and thirty-one million, one hundred and eighty-nine thousand, fifty-four Brazilian Reais and sixty cents (R$1,131,189,054.60), an amount equivalent to ten percent (10%) of the total amount of outstanding shares of Inter, ascertained as per the B3 Official Letters and calculated based on the economic value of the Inter shares.

The Cash-Out Option shall be available to those Eligible Shareholders who exercise this option within six (6) business days from and including the business day following the date of this Reorganization EGM, that is, from May 13, 2022 (inclusive) to May 20, 2022 (inclusive) (“Option Period”), subject, in any event, to the Share Quantity Limit.

If, after the Eligible Shareholders have validly opted for the Cash-Out Option, it represents a disbursement to HoldFin:

(a)	in an amount less than or equal to the Cash-Out Cap, then the Eligible Shareholders shall receive exclusively Cash-Out PNs corresponding to the Cash-Out Option, which will be redeemed by payment, in cash, of the economic value of the Inter shares as determined pursuant to the Cash-Out Report (as defined below); or

(b)	in an amount greater than the Cash-Out Cap, then the Eligible Shareholders shall automatically receive: (i) the PNs corresponding to the Cash-Out Option, proportionally apportioned among them, so that, in any case, the maximum disbursement shall be equivalent to the Cash-Out Cap; and (ii) PNs redeemable in BDRs backed by Class A Shares (as defined below), in an amount sufficient to supplement the Cash-Out Option balance not satisfied by reason of the apportionment.

In case of apportionment of PNs Redeemable in BDRs backed by Class A Shares, Inter must inform the market of the result of the apportionment of such shares up to May 24, 2022.

The completion of the Corporate Reorganization is subject to satisfaction of the Implementation Conditions described below (the “Implementation Conditions”):

•	(a) No order suspending the the statement of effectiveness by the SEC; and (b) no commencement or threat of proceedings in this regard by the SEC;

•	Fulfilment of all conditions precedent to the disbursement to HoldFin of a financing to be entered into with financial institutions of up to one billion one hundred and fifty million Brazilian Reais (R$1,150,000,000.00) to make the cash payment of the Redemption of the Redeemable PNs;

•	Approval of the corporate documents of the Reorganization EGM by the Central Bank of Brazil.

In the context of the Merger of Shares, for each six (6) common and/or preferred shares issued by Inter, one (1) Redeemable PN issued by HoldFin shall be delivered, i.e., 0.16666666667 Redeemable PNs shall be delivered for each one (1) common or preferred share issued by Inter and, for each two (2) units of Inter, one (1) Redeemable PN issued by HoldFin shall be delivered, subject to the adjustments provided for in the Protocol and Justification (the "Replacement Ratio").

1.            RIGHT TO WITHDRAW

1.1.            Exercise of the Right to Withdraw

The Merger of Shares shall give rise to the right to withdraw (the “Right to Withdraw") to Inter's Shareholders (a) who hold common shares and/or preferred shares issued by Inter (including those that integrate units), uninterruptedly, since the Cut-off Date, exclusively in relation to the number of shares held by such shareholders on such date; and (b) who did not vote in favor of the Corporate Reorganization; or (c) who did not attend the Reorganization EGM. The Right to Withdraw will only be guaranteed with regard to the totality (the partial exercise of withdrawal is prohibited) of the shares held by the shareholder, uninterruptedly, since the Cut-off Date until the date of exercise of the Right to Withdraw. Shareholders wishing to exercise the Right to Withdraw will be reimbursed for the number of shares held on the date of exercise of such right, up to the number of shares held on the Cut-Off Date. Shares acquired after the Cut-Off Date will not be entitled to the Right to Withdraw.

The Right to Withdraw may be exercised within 30 days from the publication of the minutes of the Reorganization EGM, within the period indicated in item 1.2 below. The minutes of the Reorganization EGM shall be published in the newspaper Estado de Minas on May 13, 2022, as provided for in article 252, paragraph 2, of Law 6,404/76 (the “Brazilian Corporations Law").

The net book value of Inter's common shares on December 31, 2021, is three Brazilian Reais and thirty cents (R$3.30) per share. Considering that such balance sheet was approved by the ordinary general meeting of Inter held on April 28, 2022, but having as base date December 31, 2021, outside the sixty (60) days preceding the Reorganization EGM, Inter's dissenting shareholders shall have the right to request preparation of a special balance sheet for reimbursement purposes, pursuant to the Brazilian Corporations Law, and, to that end, it must send a request in this regard to the Company’s management, within the time period established for the exercise of the Right to Withdraw.

1.2.            Procedure for Exercising the Right to Withdraw

1.2.1.            Shares registered directly with Banco Bradesco S.A.

Dissenting shareholders whose shares are registered directly with Banco Bradesco S.A. ("Bradesco" or the “Bookkeeping Agent") who wish to exercise the Right to Withdraw shall exercise such right by June 10, 2022 (last business day with business hours at the Bookkeeping Agent immediately preceding the date of the end of the Right to Withdraw period).

The shareholder must go to a Bradesco branch in Brazil, during banking hours, with the documents described below:

•	Individual Shareholders: identification document (CPF and RG) and proof of residence, bearing a written document with a notarized signature declaring the exercise of the right to withdraw and which must contain the shareholder's personal and banking details for payment of the reimbursement and the number of shares held.

•	Corporate Shareholders: documentation granting powers of legal representation and a written document with a notarized signature declaring the exercise of the right to withdraw and which must contain the shareholder's personal and banking details for payment of the reimbursement and the number of shares held. Shareholders represented by an attorney-in-fact {proxy} must also submit the respective power-of-attorney {proxy instrument}, which must contain special powers to exercise the right to withdraw and request reimbursement.

1.2.2.            Shares under Custody at the Central Securities Depository

Dissenting shareholders whose shares are held in custody at the Central Securities Depository of B3 S.A. - Brasil, Bolsa, Balcão ("B3") that wish to exercise the Right to Withdraw shall, by June 10, 2022 (last business day on which B3 is open for business, preceding the date of the end of the Right to Withdraw period), express their interest in the Right to Withdraw through their respective custody agents, contacting them with enough time to take the necessary measures.

2.            CASH-OUT OPTION

The Cash-Out Option may be exercised during the Option Period. Such period was established in order to assure the Eligible Shareholders enough time after the New Reorganization EGM to make their decision.

The Cash-Out Option shall be available exclusively to those Eligible Shareholders who exercise this option within the Option Period, subject, in any event, to the Share Quantity Limit.

During the Option Period, an Eligible Shareholder who has chosen the Cash-Out Option may only migrate to the BDRs Option and vice-versa if such possibility is provided by the shareholder's Custody Agent. Thus, prior to its decision, the Eligible Shareholder should contact the institution where its shares are held in custody to ascertain the procedures required by it.

Inter's Shareholders who are Eligible Shareholders and wish to elect the Cash-Out Option shall:

(a)	for shareholders whose shares are held in custody with a custodian agent associated with B3: make such choice through B3's own system, and, for such purpose, contact the institution where the shares issued by Inter that they own are held in custody to ascertain the procedures required by said institution (that is, each Inter Shareholder must contact the brokerage house, securities distributor, investment bank, commercial bank, or multiple bank used by the shareholder, according to his preference, for the custody of the shares issued by Inter that he owns; or

(b)	for shareholders whose shares are registered directly with Banco Bradesco S.A., a bookkeeping agent for the shares issued by Inter (including units): fill out the form attached hereto as Exhibit I and submit it, signed and notarized, to the Bookkeeping Agent, via the e-mail: dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br (the "Cash-Out Option Form"). The Cash-Out Option Form shall be presented to the Bookkeeping Agent along with the documents listed in item 1.2.1 above.

Option Period Ended:

(a)	the Eligible Shareholder cannot change its decision and there will be no migration between options;

(b)	the Inter Shareholder who is in the BDR Option may trade his shares issued by Inter until the delivery of the BDRs;

(c)	the Eligible Shareholder that has adhered to the Cash-Out Option may not trade with its shares issued by Inter, observing that: (a) the aforementioned prohibition, in the case of apportionment, shall be applicable exclusively to the portion of shares corresponding to the cash Redemption, according to the result of the apportionment to be disclosed by Inter; and (b) with the Implementation of the Corporate Reorganization, this shareholder shall receive an amount corresponding to the Cash-Out Option, observing the apportionment; and

(d)	on May 24, 2022, Inter shall report to the market whether the amount corresponding to the Cash-Out Option shall represent an amount less than, equal to, or greater than the Cash-Out Cap, including the result of the apportionment, if any, i.e., the proportion of Redeemable PNs of each class that will be delivered to the Eligible Shareholders who have entered into the Cash-Out Option.

Eligible Shareholders who do not exercise the Cash-Out Option during the Option Period, or who fail to comply with the procedures set forth in this notice for the exercise of the Cash-Out Option, or who fail to exercise the Right to Withdraw, shall automatically receive the BDRs Option.

3.            FRACTIONS OF BDRs

Any fractions of BDRs resulting from the Merger of Shares, followed by the Redemption with delivery of BDRs, shall be grouped in whole numbers to be sold in the spot market managed by B3 after the completion of the Corporate Reorganization. The proceeds of such sale shall be made available net of fees to the holders of the respective fractions, in proportion to their holdings in each security sold, on a date to be reported in due course.

No additional cash or shares (or BDRs) shall be paid by Inter & Co to Inter's Shareholders who elect the BDR Option. The value resulting from such sale of fractions may be less than the Cash-Out Option.

4.            TIMES AND DEVELOPMENTS OF THE CORPORATE REORGANIZATION

We present below an estimated schedule of the times and developments of the Corporate Reorganization. Inter will provide information about the final schedule.

Stage	Date	Action
1	May 12, 2022	Date of the EGM Reorganization
2	May 13, 2022	Publication of the minutes of the Reorganization EGM
3	May 13, 2022 (inclusive)	Beginning of the Option Period for a shareholder to exercise the Cash-Out Option
4	May 13, 2022 (inclusive)	Beginning of the period for exercising the Right to Withdraw
5	May 20, 2022 (inclusive)	End of Option Period for Eligible Shareholders to exercise the Cash-Out Option
6	May 20, 2022 (inclusive)	End of the period for Eligible Shareholders who are donors of rented shares to have their shares back in their custody to exercise the Cash-Out Option
7	May 23, 2022 (inclusive)	Shareholders who exercise the Cash-Out Option will not be able to trade their shares, subject to the apportionment
8	Up to May 24, 2022	Announcement to the market by Inter regarding the occurrence of apportionment and its result.
9	May 25, 2022	Release for trading of the shares held by shareholders who chose the Cash-out Option and will be redeemed in BDRs as a result of the apportionment
10	June 12, 2022	End of the formal period for the exercise of the Right to Withdraw (please note that the effective term shall end on June 10, 2022, pursuant to items 1.2.1 and 1.2.2 above)
11	June 13, 2022	Announcement to the market about the result of the exercise of the right to withdraw
12	June 17, 2022	Last trading day on B3 for Inter's shares and units (BIDI3, BIDI4, and BIDI 11) and payment of the withdrawal
13	June 20, 2022	Completion of the Corporate Reorganization: (i) date of commencement of trading of the BDRs on B3; and (ii) payment of the Cash-Out.
14	June 20, 2022	Date of withholding by HoldFin of applicable taxes (exclusively for Non-Resident Investors, where applicable)
15	June 22, 2022	Date of credit of the BDRs (date on which the BDRs will appear on the shareholders' statements)[1]
16	June 22, 2022	First day from which the shareholders may request the cancellation of BDRs to receive Class A Shares
17	June 22, 2022	Calculation of fractions
18	June 23, 2022	Date from which Class A Shares (Nasdaq: BIDI) shall be delivered in favor of shareholders who have requested cancellation of the BDRs
19	June 23, 2022	Estimated date for the beginning of negotiation of Class A Shares on Nasdaq: INTR
20	Beginning on June 23, 2022	Auction of fractional Shares

1 Date to be later confirmed to the market after confirmation of operational procedures related to the BDR cancellation request process.

5.            Tax Treatment in Brazil

5.1.	Resident Investors

Gains earned by Inter's Shareholders that are residents in Brazil, including individuals and legal entities, investment funds, and other entities, as a result of the Corporate Reorganization may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and such investors should consult their tax advisors and be directly liable for the payment of any taxes potentially applicable.

5.2.	Non-Resident Investors

As to Inter's Shareholders not resident in Brazil, due to HoldFin's tax liability, Withholding Income Tax ("IRRF") may be withheld related to capital gains, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gains shall correspond to the positive difference, if any, between (i) the Redemption value after the Merger of Shares; and (ii) the acquisition cost of the Inter shares. Any IRRF withheld and collected by HoldFin shall be deducted from the amount due to such shareholders, and it is their obligation to report the amounts related to the acquisition costs of Inter's shares.

For non-resident investors operating under CMN Resolution 4,373/14 the following rates shall apply:

(i) twenty-five percent (25%), in the case of a shareholder who is a resident in a country or territory with favored taxation, pursuant to the legislation and regulations of the Brazilian Internal Revenue Service in force; or

(ii) fifteen percent (15%) in other cases.

For other non-resident investors:

(i) twenty-five percent (25%), in the case of a shareholder who is a resident in a country or territory with favored taxation, pursuant to the legislation and regulations of the Brazilian Internal Revenue Service in force; or

(ii) In other cases in which item (i) above does not apply, according to the following rates, provided for in article 21 of Law No. 8,981/1995, as amended by Law No. 13,259/2016:

a.            fifteen percent (15%) on the portion of gains not exceeding five million Brazilian Reais (R$ 5,000,000.00);

b.            seventeen point five percent (17.5%) on the portion of gains that exceeds five million Brazilian Reais (R$ 5,000,000.00) and does not exceed ten million Brazilian Reais (R$ 10,000,000.00);

c.            twenty percent (20%) on the portion of gains that exceeds ten million Brazilian Reais (R$ 10,000,000.00) and does not exceed thirty million Brazilian Reais (R$ 30,000,000.00); and

d.            twenty two point five percent (22.5%) on the portion of gains that exceeds thirty million Brazilian Reais (R$ 30,000,000.00).

In order to enable the calculation of any capital gains, Inter's Shareholders who are not residents in Brazil should complete and submit electronically to HoldFin, directly or through their custody agents, the model spreadsheet in Exhibit II to this notice to shareholders, containing information on the acquisition cost of the Inter shares they hold, as well as their tax residence. The model spreadsheet contained in Exhibit II to this notice to shareholders must be completed and sent by the shareholder via e-mail to the following address: ri@bancointer.com.br. Such information should be forwarded preferably by June 8, 2022, but under no circumstances after June 10, 2022, whether for shareholders who opt for the Cash-Out Option, the BDR Option, or for shareholders who exercise the Right to Withdraw.

HoldFin shall use the information provided to it in the above manner to calculate the capital gain, and the Inter Shareholders shall be responsible for the accuracy of such information.

Pursuant to the legislation and regulations of the Brazilian Internal Revenue Service, HoldFin may: (i) consider the acquisition cost to be zero for non-resident Inter Shareholders who do not forward the acquisition cost amount of the shares issued by Inter within the deadlines indicated above; (ii) apply a 25% tax rate on gains of Inter Shareholders who are not resident in Brazil and who fail to state their country or place of residence or tax domicile within the same deadlines; and, if the investor fails to provide such information, (iii) issue Redeemable PNs, whose consideration shall be the payment of the Cash-Out Option Amount, such that HoldFin may automatically use it to pay the tax under the BDR Option, thus reducing the amount of Redeemable PNs corresponding to the BDR Option. Neither Inter nor HoldFin shall be liable, under any circumstances, vis-à-vis Inter's Shareholders not resident in Brazil, for any subsequent adjustment and/or refund of the amount paid in excess of the amount provided for.

6.            Access to Information and Documents

Inter shall keep its shareholders and the market in general informed about the Corporate Reorganization, pursuant to applicable regulations.

Additional information may be obtained from Inter's Investor Relations Department, via e-mail ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, May 12, 2022.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

NOTICE TO SHAREHOLDERS

RIGHT TO WITHDRAW AND CASH-OUT OPTION

Exhibit I

Cash-Out Option Form

[Name], [full identifying information], [by itself] or [through the undersigned legal representatives], Inter's Shareholder whose shares and/or units are registered directly before Banco Bradesco S.A. ("Bookkeeping Agent"), I hereby express my interest for the Cash-Out Option granted to Inter's Shareholders within the scope of Inter's Corporate Reorganization, presenting, for such purpose, the data below for the Bookkeeping Agent to adopt the measures necessary for processing the Cash-Out after implementation of the Corporate Reorganization.

Number of Shares and/or Units	Bank	Branch	Current Account	Telephone Contact	Electronic Address
[●]	[●]	[●]	[●]	[●]	[●]

I declare that I am an Eligible Shareholder and that the number of shares and/or units indicated above comply with the Share Quantity Limit.

Attached to this form are the documents necessary to evidence (i) ownership of the shares and/or units indicated above; and (ii) the powers of the signatory.

Capitalized terms shall have the meaning ascribed to them in the "Protocol and Justification of the Merger by Inter Holding Financeira S.A. of all shares issued by Inter," dated April 15, 2022 and amended on April 29, 2022, except as otherwise defined herein.

That being all that was needed for the moment, I sign below,

[Shareholder or Representative]

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

NOTICE TO SHAREHOLDERS

RIGHT TO WITHDRAW AND CASH-OUT OPTION

Exhibit II

NAME	CPF/CNPJ	PLACE OF TAX RESIDENCE	CLASSIFICATION UNDER THE TERMS OF CMN 4,373/2014	NUMBER OF SHARES	AVERAGE ACQUISITION COST
[fill in the country]